SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ___________

Commission file number 0-12016

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA 30339
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TABLE OF CONTENTS

Interface, Inc.
Savings and Investment Plan

Financial Statements
Years Ended December 31, 2006 and 2005

Interface, Inc.
Savings and Investment Plan

Contents

IBDO

BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: (404) 688-6841
Fax: (404) 688-1075

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Company changed its method of presenting fully benefit-responsive investment contracts in 2005.

BDO Seidman, LLP

Atlanta, Georgia
June 25, 2007

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005
Assets		
Investments, at fair market value		
Common and collective trust	**$ 28,082,027**	$ 27,207,099
Mutual funds	**69,538,137**	60,686,725
Interface, Inc. Stock Fund	**10,881,145**	8,623,066
TradeLink Investments – Self-Directed Brokerage	**327,260**	335,013
Participant loans	**3,884,982**	3,746,596
Cash and cash equivalents	**1,544**	-
Total investments	**112,715,095**	100,598,499
Receivables		
Participant contributions	**201,432**	333,774
Employer contributions	**49,079**	116,152
Total receivables	**250,511**	449,926
Net assets available for benefits at fair value	**112,965,606**	101,048,425
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**240,744**	228,540
Net assets available for benefits	**$113,206,350**	$101,276,965

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	**2006**	2005
Additions		
Investment income:		
Interest and dividend income from mutual funds	**$ 2,075,662**	$ 2,033,262
Interest income from common and collective trust	**1,119,016**	1,046,403
Interest income from participant loans	**243,750**	207,538
Net appreciation (depreciation) in fair value of Interface, Inc. Stock Fund	**5,562,046**	(1,483,278)
Net appreciation in fair value of mutual funds	**5,717,876**	1,747,215
Total investment income	**14,718,350**	3,551,140
Contributions:		
Participant	**5,993,513**	5,551,615
Employer	**2,031,656**	1,848,728
Rollovers	**523,803**	551,809
Total contributions	**8,548,972**	7,952,152
Total additions	**23,267,322**	11,503,292
Deductions		
Benefits paid to participants	**11,298,551**	11,677,763
Administrative expenses	**39,386**	32,956
Total deductions	**11,337,937**	11,710,719
Net increase (decrease)	**11,929,385**	(207,427)
Transfers to other qualified plans, (Note 1)	**-**	(1,533,364)
Net assets available for benefits, beginning of year	**101,276,965**	103,017,756
Net assets available for benefits, end of year	**$113,206,350**	$101,276,965

1. Description of Plan

The following description of the Interface, Inc. Savings and Investment Plan ("Plan") provides only general information. Participants should refer to Plan's Summary Plan Description and Plan document for a more complete description of the Plan's provisions.

a. *General* - The Plan is a defined contribution plan covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the "Company") who have six months of service and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of September 1, 2005, employees hired on or after this date are automatically enrolled in the Interface, Inc. Savings and Investment Plan at a three percent contribution rate. Employees that do not want to participate in the Plan are required to elect out of the Plan.

Flooring Consultants, Inc., an affiliate of the Company, sold certain of its assets, Re:Source Arizona, to RFC Holdings on September 17, 2004 (the "Re:Source Arizona Transaction"). As a result of this Transaction, Re:Source Arizona employees ceased to be employees of Flooring Consultants, Inc. and employment was transferred to RFC Holdings and RFC Holdings agreed to adopt the "Re:Source Arizona 401(k) Savings and Retirement Plan". The Interface, Inc. Administrative Committee elected to transfer the Interface Plan accounts, including any outstanding loan balances, of those Re:Source Arizona employees who had account balances under the Interface Plan to the Re:Source Arizona Plan, effective January 28, 2005. Re:Source Arizona employees are not entitled to a distribution from the Interface Plan as a result of the transfer of employment.

b. *Contributions* - Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan up to a maximum of $15,000 and $14,000 for 2006 and 2005, respectively, plus catch-up contributions of $5,000 and $4,000 for 2006 and 2005, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common and collective trust, a Company common stock fund, and twenty-one mutual funds as well as a self-directed brokerage account option as investment options for participants. The Company contributes 50 percent of the first 4 percent of base compensation that a participant contributes to the Plan. Employees of InterfaceFABRIC, Inc.,

InterfaceFABRIC Elkin, Inc., InterfaceFABRIC Finishing, Inc., InterfaceFABRIC Marketing, Inc., InterfaceFABRIC Guilford, Inc., and Interface Teknit, Inc. also receive an additional matching contribution of 25 percent of base compensation that a participant contributes to the Plan between 4 percent and 5 percent of compensation. Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were made by the Company to the Plan during the years ended December 31, 2006 and 2005. Contributions are subject to certain limitations.

c. *Participant Accounts* - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Vesting* - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e. *Participant Loans* - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f. *Payment of Benefits* - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan

g. *Forfeited Accounts* - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2006 and 2005, forfeited amounts were not material to the financial statements.

h. *Administrative Expenses* - The Company pays the majority of the Plan's administrative expenses. Fees recorded in the Plan for the 2006 and 2005 Plan year relate to participant loans, and are charged directly to those participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Company retrospectively adopted this new accounting standard as of January 1, 2005.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

December 31,	2006	2005
T. Rowe Price Stable Value Fund (Common and collective trust)	**$28,322,771**	$27,435,639
T. Rowe Price Balanced Fund	**10,296,168**	9,380,439
T. Rowe Price Blue Chip Growth Fund	**13,505,791**	13,088,855
Delaware Select Growth Fund	**6,626,337**	7,312,748
T. Rowe Price Equity Income Fund	**18,780,071**	16,739,854
Interface, Inc. Stock Fund	**10,881,145**	8,623,066

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

Date 6-27-07

By: [signature]
William G. Reynolds, Member

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan

Schedule of Assets (Held at End of Year)
December 31, 2006

Employer Identification Number: 58-1451243
Plan Number: 002
Form: 5500

(a)	(b) *Identity of Issuer*	(c) *Description of Investment*	(d) *Cost*	(e) *Current Value*
*	T. Rowe Price Settlement Fund	Uninvested cash	a	$ 1,544
	Common Collective Trust:			
*	T. Rowe Price Stable Value Fund	28,082,027 shares	a	28,322,771
	Mutual Funds:			
	Ariel Appreciation Fund	83,354 shares	a	4,028,502
	N&B Socially Responsible Fund	49,977 shares	a	1,284,916
	Delaware Select Growth Fund	240,870 shares	a	6,626,337
	Invesco Ret Trust Intl Equity	62,309 shares	a	2,269,933
*	T. Rowe Price Equity Index 500 Fund	93,929 shares	a	3,573,055
*	T. Rowe Price Balanced Fund	483,615 shares	a	10,296,168
*	T. Rowe Price Equity Income Fund	635,535 shares	a	18,780,071
*	T. Rowe Price Spectrum Income Fund	306,376 shares	a	3,734,729
*	T. Rowe Price Blue Chip Growth Fund	377,996 shares	a	13,505,791
	William Blair Small Cap Growth Fund	59,172 shares	a	1,503,554
	Allianz RCM Technology Admin	23,445 shares	a	969,220
	Retirement Income Fund	2,581 shares	a	33,887
	Retirement 2005 Fund	1,164 shares	a	13,516
	Retirement 2010 Fund	2,038 shares	a	349,744
	Retirement 2015 Fund	47,321 shares	a	585,362
	Retirement 2020 Fund	39,634 shares	a	687,646
	Retirement 2025 Fund	33,592 shares	a	431,988
	Retirement 2030 Fund	12,771 shares	a	237,408
	Retirement 2035 Fund	2,747 shares	a	36,173
	Retirement 2040 Fund	17,186 shares	a	322,242
	Retirement 2045 Fund	21,657 shares	a	267,895
	Total Mutual Funds			69,538,137
	TradeLink Investments - Self Directed Brokerage	327,260 shares	a	327,260
*	Interface, Inc. Stock Fund - Employer Securities	765,200 shares	a	10,881,145
	Participant loans	926 loans with interest rates ranging between 5.00 to 10.50 percent	-	3,884,982
	Total Investments			**$112,955,839**

**Party-in-interest*

a - The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit No.	
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone (404) 688-6841
Fax (404) 688-1075

Consent of Independent Registered Public Accounting Firm

Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-93679 and 333-10377) of our report dated June 25, 2007 , relating to the financial statements and schedule of Interface, Inc. Savings and Investment Plan appearing on this Form 11-K for the year ended December 31, 2006.

BDO Seidman LLP

BDO Seidman, LLP
Atlanta, Georgia

June 26, 2007

END